UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 18, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of  August 18, 2026.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 18, 2026.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 18, 2026.

Exhibit 3	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated August 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date: August 18, 2026